February 3, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (704) 386-4579

Mr. Alvaro G. de Molina
Chief Financial Officer
Bank of America Corporation
100 N. Tryon Street
Charlotte, NC  28255

Re:	Bank of America Corporation
	Form 10-K filed March 1, 2005
	File No. 1-06523

Dear Mr. de Molina:

      	We have reviewed your response letter dated December 20, 2005, and have the following comments. Please respond to these comments within 10 business days or tell us when you will provide us with a response.


*    *    *    *    *    *    *


Form 10-K filed March 1, 2005

Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Principles, page 90

1. We note your response to our prior comment 2 from our comment letter dated November 28, 2005. We understand that, due to some different interpretations of paragraph 10 of FIN 39, there is currently diversity in practice as to whether companies offset receivables or obligations related to cash collateral against the net derivative positions in the balance sheet. It appears that you have changed from one alternative interpretation of FIN 39 to another. Therefore, we believe a preferability letter would be appropriate. Refer to ASR 177.

Please tell us the facts and circumstances (including the reasons for the change) which led to your decision to begin netting the cash collateral in the fourth quarter of 2004. Please also tell us the quantifiable impact that this change in policy had upon your capital requirements, key performance ratios, and debt covenants, as applicable.

2. We note your response to our prior comment 3 from our comment letter dated November 28, 2005. We understand that during 2004, in order to be consistent with evolving industry practice, you began to record previously unrecognized gains and losses on derivative contracts held for trading purposes into income using the straight line method of amortization over the contractual life of the derivative contract. We understand that EITF 02-3 did not specifically address the timing and appropriate methodology for recognizing such previously deferred gains and losses. Please tell us whether you believe the change to a straight line amortization method represented a change in accounting policy and if not, the reasons why not.

3. If you believe the change to a straight line amortization method represented a change in accounting policy, please tell us:

* Whether you obtained a preferability letter from your accountants regarding this change and if not, the reasons why; and

* The quantifiable impact that this change in policy had upon your capital requirements, key performance ratios, and debt covenants, to the extent applicable.


*    *    *    *    *    *    *



      Please furnish a response letter that keys your responses to our comments. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Lisa Haynes, Staff Accountant at (202) 551-
3424
or me at (202) 551-3492 if you have questions.


								Sincerely,



	                        	 John P. Nolan
				Accounting Branch Chief

??

??

??

??

Mr. Alvaro G. de Molina
Bank of America Corporation
Page 3 of 3